Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(millions of dollars)
Earnings, as defined:
Net income	$1,880	$1,727	$1,648	$1,517	$1,349
Income taxes	1,106	1,051	957	910	835
Fixed charges, as below	518	493	478	466	451
Total earnings, as defined	$3,504	$3,271	$3,083	$2,893	$2,635

Fixed charges, as defined:
Interest expense	$482	$456	$445	$439	$415
Rental interest factor	14	14	12	12	10
Allowance for borrowed funds used during construction	22	23	21	15	26
Total fixed charges, as defined	$518	$493	$478	$466	$451

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	6.76	6.63	6.45	6.21	5.84
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.